B&G Foods, Inc. Four Gatehall Drive Parsippany, NJ 07054 Tel: (973) 401-6500 Fax: (973) 630-6550

Via Edgar

July 27, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Dale Welcome, Senior Accountant

Ms. Anne McConnell, Senior Accountant

Re:	B&G Foods, Inc.

Form 10-K for the Fiscal Year Ended January 1, 2022 filed March 1, 2022

Form 10-Q for the Quarterly Period Ended April 2, 2022 filed May 5, 2022

File No. 001-32316

Ladies and Gentlemen:

This letter is submitted on behalf of B&G Foods, Inc. (the “Company” or “our company”), in response to the comment that you have provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in your letter dated July 21, 2022 (the “Comment Letter”).

We have reviewed your comment carefully and set forth our response below. For your convenience, we have included above our response a copy in italics of the comment to which we are responding.

Comment and Response:

Form 10-Q for the Quarterly Period Ended April 2, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Financial Measures, page 27

We note your response to prior comment five. While we appreciate the company has not typically taken adjustments to non-GAAP financial measures for gains or losses relating to the sale of property, plant or equipment, it remains unclear to us how you determined your non-GAAP financial measure complies with Question 100.03 of the Compliance & Disclosures Interpretations on Non-GAAP Financial Measures. We note you review possible adjustments on a case-by-case basis and you concluded the gain was not material for adjusting the non-GAAP financial measure; however, it appears the gain is larger than any adjustment you recorded to the non-GAAP financial measure for the comparable period, based on the amount of each adjustment, and more material relative to the non-GAAP financial measure presented for each period. Please more fully explain to us how you assess the materiality of non-GAAP adjustments.

Quality Foods Since 1889

Securities and Exchange Commission

July 27, 2022

We respectfully acknowledge the Staff’s comment. We are scheduled to issue our second quarter earnings release next week on August 4, 2022, and to file our second quarter Form 10-Q later that day or on the following day. In that earnings release and Form 10-Q, we will include an adjustment to adjusted EBITDA, adjusted EBITDA before COVID-19 expenses and adjusted net income for the first two quarters of 2022 for the net gain on sale of assets that occurred during the first quarter of 2022. Likewise, in future earnings releases and Form 10-Qs that include periods for which the first quarter of 2022 is a part, we will include an adjustment to adjusted EBITDA, adjusted EBITDA before COVID-19 expenses and adjusted net income for the applicable periods for the net gain on sale of assets that occurred during the first quarter of 2022.

If you have any questions or desire further information regarding the Company’s response, please contact me at (973) 867-5066.

Sincerely,

/s/ Bruce C. Wacha

Bruce C. Wacha

Executive Vice President of Finance and Chief Financial Officer

cc:	Scott E. Lerner, Executive Vice President, General Counsel and Secretary

Michael A. Adasczik, Vice President and Chief Accounting Officer